

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2026

Chris Kim
Chief Executive Officer and Director
Liminatus Pharma, Inc.
12611 Hiddencreek Way, Unit C
Cerritos, CA 90703

   Re: Liminatus Pharma, Inc.
     Draft Registration Statement on Form S-1
     Submitted December 31, 2025
     CIK No. 0001971387

Dear Chris Kim:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Daniel Crawford at 202-551-7767 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Giovanni Caruso, Esq.